October 22, 2007
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention:	Jennifer Gowetski, Attorney-Advisor
Division of Corporation Finance

Re:	First Potomac Realty Trust
Definitive 14A
Filed April 11, 2007
File No. 001-31824
Dear Ms. Gowetski:
     This letter confirms our telephone conversation of October 17, 2007, in which you agreed that First Potomac Realty Trust (the “Company”) may file its response on or before November 9, 2007, to the comments made in your letter dated September 26, 2007, with respect to the Company’s Definitive Proxy Statement filed on Schedule 14A on April 11, 2007.
     Thank you for your assistance.

Very truly yours,
/s/ Joel F. Bonder

Joel F. Bonder General Counsel

Cc: Douglas J. Donatelli